January 20, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC   20549-0404

ATTENTION MR. ANDREW MEW, ACCOUNTING BRANCH CHIEF

Re:

Concierge Technologies, Inc.

Form 10-K for Fiscal Year Ended June 30, 2009

Filed October 13, 2009

File No. 0-29913

Gentlemen:

As counsel to Concierge Technologies, Inc., I respond as follows in accordance with the instructions in your letter dated January 7, 2010.

Form 10-K for the Year Ended June 30, 2009

Item 9A.  Controls and Procedures, page 25

1.

Please tell us what framework you used to evaluate your internal control over financial reporting.  In addition, please confirm you will identify the framework used by management to evaluate the effectiveness of your internal controls over financial reporting in future filings in accordance with Item 308(a)(2) of Regulation S-K.

RESPONSE:  For the year ended June 30, 2009, due to the limited activity of the company (it had revenue of only $43,424, it employed no persons full-time or part-time, and it had no plants or real property), the framework it used to evaluate its internal control over financial reporting was to have its three directors review the check register of the company and to interrogate the appropriate officers concerning the necessity and nature of the transactions represented by the checks written during the fiscal year.

Until such time as business activities of the company increase, the directors propose to continue this same ad hoc framework used to evaluate the company’s internal control over financial reporting.  Should business activities increase to the point where full- or part-time employees are required to operate the company’s activities, the company has

U.S. Securities and Exchange Commission

January 20, 2010

been provided with a copy of COSO’s Internal Control – Integrated Framework (1992) and will refine such framework to suit the activities of the company.

In connection with this response, a statement, in writing, is being provided by the company as you directed.

Please contact the undersigned at (405) 235-2575 regarding any questions concerning the above.

Sincerely,

/s/ Thomas J. Kenan

Thomas J. Kenan

e-mail:  kenan@ftpslaw.com

Copy:

David Neibert

Allen Kahn

Kabani & Company